BRANDON J. CAGE
Assistant Vice President
Insurance Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com
April 4, 2008
Michael L. Kosoff
Staff Attorney
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company
 Pre-Effective Amendment No. 1 on Form N-4 (Pacific Value Edge)
File Nos. 333-148865, 811-08946

Separate Account A of Pacific Life & Annuity Company
Pre-Effective Amendment No. 1 on Form N-4 (Pacific Value Edge NY)
File Nos. 333-148891, 811-09203
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company, Pacific Life & Annuity Company, Separate Account A of Pacific Life Insurance Company (811-08946), and Separate Account A of Pacific Life & Annuity Company (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to comments received on April 2, 2008, in connection with the above referenced Registration Statements on Form N-4, filed with the SEC on March 27, 2008. The changes made in connection with this response will be reflected in a Pre-Effective Amendment to the above referenced Registration Statements. All comments and responses apply to both Registration Statements unless otherwise indicated.
1. Staff Comment: General Comment. If you add a chart or some other mechanism to contrast the features of the optional riders or disclose when one living benefit rider might be preferable over another, please show it via a Pre-Effective Amendment.
Response: If we add such disclosure we will include it in a Pre-Effective Amendment.
2. Staff Comment: Death Benefit Amount (p.34). As a follow up to previous Staff Comments 9 and 10 dated March 18, 2008, please add disclosure that it is possible that the contract owner may receive less than the purchase payments made into the contract due to the recapture of the credit enhancement.

Mr. Kosoff
April 4, 2008

Response: Thank you for the comment. Consistent with our telephone conversation, we added additional disclosure in the Death Benefit Proceeds section, where the reference to the Credit Enhancement is located, to reflect that the Credit Enhancement will not be deducted from the return of Purchase Payments. The disclosure was modified as follows [new disclosure is underlined]:
“Death Benefit Proceeds
Death benefit proceeds will be payable on the Notice Date. Such proceeds will be reduced by any charge for premium taxes and/or other taxes, any Contract Debt and any Credit Enhancement that was added to the Contract during the 12 month period before the date of death. Currently, unless the death benefit is payable as a result of the death of an Owner who is not an Annuitant, the death benefit proceeds payable on the Notice Date will not be less than the aggregate Purchase Payments less adjustment for withdrawals, reduced by any charges for premium taxes and/or other taxes, and any Contract Debt. The death benefit proceeds may be payable in a single sum...”
3. Staff Comment: Tandy Representation. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.
Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We will make the appropriate acknowledgements when a request for acceleration is made.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,
/s/ Brandon J. Cage

Brandon J. Cage